Mail Stop 4561

September 17, 2007

David C. Scott
President and Chief Executive Officer
3Par Inc.
4209 Technology Drive
Fremont, California 94538

> Re: **3Par Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 14, 2007**
> **File No. 333-145437**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Section VIII of the March 31, 2001 update to our Current Issues and Rulemaking Projects Outline for additional guidance.

Prospectus Summary, page 1

2.   Please provide supplemental, qualitative or quantitative support for the assertion that you are a "leading" provider.

3.   With respect to every third-party statement in your prospectus -- such as the market data by IDC on page 2 and Gartner on page 56 -- please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Risk Factors, page 7

We have a history of net losses and may never achieve profitability, page 7

4.   You state that you anticipate that you will incur net losses "for at least the next several quarters." While projections that you will achieve profitability in the near term can be appropriate in a prospectus, if they have a reasonable basis and are presented in the proper format, projections of this sort are not appropriate in the risk factors section. Please revise.

Our operating results may fluctuate significantly …, page 7

5.   You refer in this section to orders placed by government entities. In the Business section, please provide the description required by Item 101(c)(1)(ix) of Regulation S-K. The sentence appearing in the section under "Government Entities" does not appear responsive to the item.

We purchase our disk drives, power supplies and certain components for our processor nodes from a limited number of qualified suppliers …, page 10

6.   Please identify the suppliers you refer to here, and provide a discussion of these supply relationships in the Business section. Please also file as exhibits any contracts with suppliers upon which you are substantially dependent.

We rely principally on two contract manufacturers …, page 10

7.   Please identify the two contract manufacturers you refer to here, and provide a discussion of these relationships in the Business section. Please also file as exhibits any contracts with these manufacturers upon which you are substantially dependent.

If we fail to manage future growth effectively …, page 13

8.   This risk factor is general, could apply to almost any issuer, and takes the form of a projection as to future growth. Please remove this risk factor, or revise it to discuss the risk of your being unable effectively to manage specific challenges to your future business. In this context, please explain to the reader what you anticipate your specific management challenges to be. Please see Item 503(c) of Regulation S-K.

We may engage in future acquisitions …, page 18

9.   Please revise the caption and the related discussion to state that you may seek to engage in future acquisitions, all or many of which could disrupt your business or have the other effects you describe. Also, in the second sentence, please do not lead your reader to the conclusion that these acquisitions may ultimately strengthen your competitive position.

If research analysts publish or establish estimate projections for our business …, page 21

10.   Please consider how this risk factor is duplicative of, or conflicts with, the risk factor regarding analysts appearing farther down the page.

Use of Proceeds, page 25

11.   You state that you may use a portion of the proceeds of the offering to repay outstanding indebtedness which appears to have been incurred within the last year. Please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K. Please also file the underlying loan agreement as an exhibit to your registration statement.

12.   On pages 9 and 16 of the risk factors section, you refer to your operating plan, elements of which apparently include increasing your employee base and making significant investments in research and development. On page 22 of the risk factors section, you describe with some specificity your plans for the proceeds of the offering. It is inappropriate to include more detail on your planned use of proceeds in the risk factors section than in the use of proceeds section. Please revise your use of proceeds section to address with specificity all contemplated uses for the offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

13. In the first paragraph on page 34, you state that in the first quarter of fiscal 2008, 25% of your revenue was attributable to a single customer. Please supplementally identify this customer.

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

14. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123(R), disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

15. We note in your disclosure your reference to contemporaneous valuations performed by Valuation Research Corporation (VRC). Clarify in your disclosure whether VRC is an unrelated valuation specialist. Additionally, revise your registration statement to include VRC's consent. Refer to Rule 436(b) of Regulation C.

16. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

17. Please revise to disclose the following information related to issuances of equity instruments granted during the 12 months prior to the most recent balance sheet date included in the filing:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123(R), those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123(R) and for other equity related issuances not accounted

for under APB 25 or SFAS 123(R). In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 42

18.   In your discussions of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosures indicate that the increase in research and development expense in the first quarter of fiscal 2008 was a result of the change in the cash bonus plan from fiscal 2007 to 2008 (as well as other employee related expenses), expensed prototype equipment, and fees for consultants, among others. Additionally, we note that revenue in fiscal 2007 partially increased as a result of the impact of your new E200 systems. Revise your disclosure to provide quantification for each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835. Additionally, please revise to include a discussion of material changes within cost of revenue for all periods presented.

Liquidity and Capital Resources, page 49

19.   Please disclose the material covenants of your financial agreements and your compliance with those covenants as of the most recent period.

Business, page 55

20.   If you choose to present financial information about geographic areas in your financial statements instead of the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the financial statements. Please revise.

Customers, page 64

21.   Please disclose the dollar amount of backlog orders that you believe to be firm, and related matters. See Item 101(c)(1)(viii) or Regulation S-K.

Competition, page 66

22.   Your discussion of competitive conditions in your industry does not present
        positive and negative factors pertaining to your specific competitive position, as
        required by Item 101(c)(1)(x) of Regulation S-K. Rather, your disclosure
        contains observations concerning competitive risks and pressures that could apply
        to most if not all companies. If you are unaware of your specific competitive
        position, or are unable to ascertain or evaluate your competitive strengths and
        weaknesses, please so state.

Intellectual Property and Proprietary Rights, page 67

23.   Please describe the duration of your intellectual property rights. See
        Item 101(c)(1)(iv) of Regulation S-K.

Management, page 69

Compensation Committee Interlocks and Insider Participation, page 75

24.   Under this heading, identify each person who served as a member of the
        compensation committee during the last completed fiscal year. See Item
        407(e)(4)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 76

25.   Throughout this section, please disclose the elements of individual performance
        which you take into account in awarding executive compensation and allocating
        between long-term and currently paid out compensation. See Item 402(b)(2)(vii)
        of Regulation S-K. For example, we note that you have not provided quantitative
        discussion of the necessary targets to be achieved in order for your executive
        officers to earn their cash bonuses. Please discuss the specific items of revenue
        and operating results of corporate performance and individual objectives used to
        determine incentive amounts for fiscal 2007 as well as 2008. To the extent that
        you believe that you will suffer competitive harm by disclosing specific targets,
        please provide a comprehensive analysis and meaningful discussion of how
        difficult it will be for the executive or how likely it will be for 3Par to achieve the
        target levels. In this regard, we do not believe that the statement "…these targets
        are reasonable and attainable" provides sufficient disclosure to investors. Please
        see Instruction 4 to Item 402(b) of Regulation S-K.

26.   Please disclose your policies regarding the adjustment or recovery of awards or
        payments if the relevant performance measures are restated or otherwise adjusted

in a manner that would reduce the size of an award or payment. See Item 402(b)(2)(viii) of Regulation S-K. Discuss how these policies were considered and applied to the change in accounting methods described on the top of page 80.

Role of Our Compensation Committee, page 76

27.   Please disclose whether the compensation committee has in the past exercised discretion, either to award compensation absent attainment of the relevant performance goal or to reduce the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Competitive Market Review, page 77

28.   Please disclose the comparable companies considered by the compensation committee, particularly those contained in the Menlo Ventures Survey, upon which your compensation committee appears to principally rely. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Review Process, page 78

29.   Please disclose the manner in which you evaluate each executive's equity incentive position. Discuss the benchmarks, both internal and external, which your compensation committee considers, and how the compensation committee applies these benchmarks to determine whether additional equity incentive awards are appropriate. Please disclose how your compensation committee determines that an officer is "substantially vested" and therefore eligible for an additional equity incentive award.

30.   Consistent with comment 25 above, please disclose the "identified targets" you describe in connection with the 2008 annual review process. Please discuss how you applied these factors in determining the actual compensation levels. Discuss the "subjective" considerations of the compensation committee in determining the 2008 elements of compensation.

Base Salary, page 79

31.   Please disclose the "competitive conditions," "individual performance," and "overall financial results" upon which you based your 2008 base salary decisions. Please discuss this not only in the context of the chief executive officer, but for all the named executive officers.

32.   You state your belief that base salaries for your executive officers are "generally
        within the ranges identified in the Menlo Ventures Survey." Please address this
        with greater specificity in your disclosure.

Cash Bonuses, page 79

33.   Please disclose the "key corporate goals, particularly annual financial goals"
        which you used to determine 2008 bonus levels. Similarly, please disclose how
        your compensation committee arrived at the specific percentage bonus levels
        described in the last paragraph on page 79 and on page 80.

Equity Based Incentives, page 80

34.   Please describe the specific analysis performed by, and the determinations of, the
        compensation committee in approving the stock option grants described in the
        chart on the bottom of page 80.

Severance and Termination Compensation, page 82

35.   Please discuss the basis for selecting particular events as triggering payments
        under these provisions. See Item 402(b)(2)(xi) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 97

Preferred Stock Sales, page 97

36.   Please disclose here the basis on which Mr. Fong, Mr. Siegel, and Mr. Wei are
        each a related person. See Item 404(a)(1) of Regulation S-K.

37.   Please disclose the approximate dollar value of the related person's interest in
        each transaction, computed without regard to the amount of profit or loss. See
        Item 404(a)(4) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 99

38.   The final line of the table should refer to executive officers, not Named Executive
        Officers. See Item 403(b) of Regulation S-K.

39.   We note that Mr. Fong, Mr. Siegel, and Mr. Wei disclaim beneficial ownership of
        the listed shares. Beneficial ownership should be determined for purposes of this
        section in accordance with Rule 13d-3 under the Securities Exchange Act of
        1934. See Instruction 2 to Item 403(a) of Regulation S-K. Pecuniary interest is

not a consideration in determining beneficial ownership for these purposes. Please revise.

40.   You state in footnote 1 that Mr. Fong has shared voting and dispositive power over the shares held by the Mayfield Fund entities. Please disclose the other natural persons with whom he shares such power. See Item 403(a) of Regulation S-K.

41.   Please confirm that Mr. Siegel has sole voting and investment power with respect to all shares held by the Menlo Ventures entities. If that is the case, please make that statement in footnote 2. If that is not the case, please disclose all natural persons who hold voting and/or investment power over these shares.

42.   Likewise, please confirm that Mr. Wei has sole voting and investment power with respect to all shares held by the Worldview Technology Partners entities. If that is the case, please make that statement in footnote 3. If that is not the case, please disclose all natural persons who hold voting and/or investment power over these shares.

43.   Please explain why you have excluded unvested shares in footnote 6 but do not appear to have done so with the other beneficial owners.

Description of Capital Stock, page 102

44.   Please describe any provisions specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

Underwriting, page 112

45.   Please provide a brief description of the indemnification provisions. See Item 508(g) of Regulation S-K.

46.   Please identify the underwriters that intend to sell to discretionary accounts. See Item 508(j) of Regulation S-K.

47.   On page 112, you state "If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms." Please disclose the circumstances under which the representatives may vary the offering price and other selling terms, and disclose the resulting filing and other obligations under federal securities laws.

48.   In your discussion of naked syndicate short positions, please disclose the circumstances under which the underwriters might become concerned about

downward pressure on the price of the common stock in the open market
following pricing. An investor should clearly understand why the representatives,
upon anticipating a potential price drop following the offering, might respond by
selling even more shares at the offer price. As this is your initial public offering,
please also revise this sentence to clarify that the underwriters might become
concerned about downward pressure on the price of the common stock in the open
market after the offering, as opposed to the pricing.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

49.   We note from you disclosures on page F-12 that during March 2007, revenue for
        multiple-element arrangements bundled with post-contract support (PCS) was
        recognized ratably, as vendor specific objective evidence (VSOE) did not exist for
        your new software support model. We also note from your disclosures that such
        revenue is being classified as product revenue. Absent a compelling argument
        under GAAP and Rule 5-03(b)(1) of Regulation S-X, you should amend your
        presentation to include a separate revenue, and related cost of revenue, line item
        for bundled arrangements that are not separable because of the absence of VSOE
        for the undelivered element. You should also include a footnote description to
        inform investors of the nature of the additional line item. Please revise or tell us
        why such revision is not necessary.

Note 2. Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-9

50.   We note in your disclosure that for the twelve months ended March 31, 2006 and
        March 31, 2005 and for the three months ended June 30, 2007, certain customers
        accounted for greater than 10% of the Company's revenues. Please revise your
        disclosure to include the name of the customer(s) and if the loss of such customer
        would have a material adverse effect on the Company pursuant to
        Item 101(c)(1)(vii) of Regulation S-K.

Revenue Recognition, page F-11

51.   We note in your discussion of risk factors on page 7 that many orders received
        contain customer acceptance provisions, which may delay revenue recognition.
        Please revise your disclosure to clarify your accounting policy for customer
        acceptance provisions. Refer to the guidance in paragraph 20 of SOP 97-2 and
        TPA 5100.67.

52.   We note from your disclosures on page 12 that in certain instances, your resellers provide post-sales support on your behalf. We also note that you have agreements with authorized service providers that deliver an initial level of customer support and provide installation and delivery of your products. Does the Company recognize any revenue for services performed by these resellers or authorized providers? If so, please tell us whether you record revenue earned under these arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

53.   We note on page F-11 that in March 2007 you changed your warranty and support offerings "in anticipation of evolving customer requirements for software support." Given that you disclose your software is more than incidental to your hardware products pursuant to SOP 97-2, please clarify why your basic, premium and/or extended warranty services were not previously considered to be PCS. In this regard, besides bug fixes, tell us specifically whether you provided any other services (e.g. telephone support) for each type of warranty. In your response, please address your consideration for paragraphs 59 and 61 of SOP 97-2.

54.   We also note in your disclosure that for multiple element arrangements that include PCS, VSOE of fair value for maintenance was established based upon stated renewal rates during the first quarter of fiscal 2008. Tell us why you believe VSOE of fair value for such support is considered substantive. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2 and provide us with the range of typical renewal rates that are stated in your contracts and confirm, if true, that the stated renewal rate in your contracts will not change prior to being sold separately to your respective customers. Additionally, please provide us with the facts and circumstances that led to the Company establishing VSOE in the first quarter of fiscal 2008 rather than in the month of March 2007.

55.   We note that during the first quarter of fiscal 2008 in which you established VSOE of fair value of software support, you disclose that you sell a significant portion of your software support with a one-year term. For arrangements with an initial bundled PCS term that is greater than one-year, clarify the length of initial PCS terms you offer and whether you have established VSOE for such bundled PCS. If you have established VSOE for initial PCS periods greater than one year, tell us why you believe your establishment of VSOE of such PCS is substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support. We refer you to TPA 5100.54, by analogy.

56.   We note on page F-11 that you recognize revenue associated with the sale of products upon delivery or installation. Please provide your analysis regarding whether or not you deem the installation services essential to the functionality of the hardware pursuant to paragraphs 63 to 71 of SOP 97-2. Additionally, please tell us if you have established VSOE for installation services and if so, tell us how you established VSOE for such services. In addition, please quantify revenue from installation services for all periods presented.

57.   We note that a number of your contracts are with government agencies. Please tell us how you considered the guidance of paragraphs 32 and 33 of SOP 97-2 in accounting for fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and product you provide, such as PCS.

Note 10. Share Based Payments, page F-27

58.   Revise your disclosure to include the pro forma disclosure information in tabular format required under paragraph 84 of SFAS 123(R) for all periods presented prior to the adoption of SFAS 123(R). Note that under paragraph 85 of SFAS 123(R), such disclosure is not necessary for outstanding awards in periods subsequent to the adoption of SFAS 123(R) for non-public companies that used the minimum value method for pro forma disclosure purposes and are continuing to account for such awards under the intrinsic value method of APB 25.

59.   Please revise your disclosure to include the required disclosures under paragraph A240(c)(1) (weighed average grant date fair value of options granted for each year presented) and A240(h) of SFAS 123(R).

60.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

        • the nature and type of stock option or other equity related transaction;
        • the date of grant/issuance;
        • description/name of option or equity holder;
        • the reason for the grant or equity related issuance;
        • the number of options or equity instruments granted or issued;
        • the exercise price or conversion price;
        • the fair value of underlying shares of common stock;
        • adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

- the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and
- indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.).

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

61.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your common stock.

Note 11. Commitments, page F-31

62.   We note you disclose non-cancelable purchase commitments with your third-party contract manufacturers as of March 31, 2007. Revise your disclosure to also include your commitment as of June 30, 2007 pursuant to Rule 10-01(a)(5) of Regulation S-X.

63.   We note in your risk factors on page 14 that the Company is subject to environmental laws, specifically in Europe, that limit the use of certain hazardous substances in electrical and electronic equipment (i.e. RoHS materials). Tell us the amount of costs incurred (if any), as well as the amount reserved in inventory and/or accrued in purchase commitments, for all periods presented. If material, please tell us how you considered the disclosure requirements of SOP 96-1 for costs incurred or costs expected to be incurred related to such regulations.

Part II – Item 15. Recent Sales of Unregistered Securities, page II-2

64.   Item 701 of Regulation S-K requires you to name the persons or identify the class of persons to whom you sold securities. With respect to the Series C and Series B-1 preferred stock offerings, please tell us whether the purchasers were accredited or sophisticated for purposes of Section 4(2) of the Securities Act of 1933 and/or Rule 506.

Exhibits

65.   Please tell us your analysis as to why your recently announced agreement with Network Appliance Inc. is not a material contract. See Item 601(b)(10) of Regulation S-K.

66.   Please also tell us your analysis as to why the warrant agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick M. Gilmore at (202) 551-3406 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503. If you thereafter require additional assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (650) 493-6811
        Robert P. Latta, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.